SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2015

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated November 2, 2015	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: November 3, 2015	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT

COMPLETION OF THE TRANSFER OF TELECOMMUNICATIONS

TOWERS AND RELATED ASSETS TO CHINA TOWER

Reference is made to the announcement (the “Announcement”) dated 14 October 2015 of China Mobile Limited (the “Company”) in relation to the transfer of telecommunications towers and related assets by China Mobile Communication Company Limited (“CMC”), a wholly-owned subsidiary of the Company, to China Tower Corporation Limited (the “Transaction”). Unless otherwise stated, capitalized terms used herein shall have the same meanings as those defined in the Announcement.

The Board is pleased to announce that, in respect of the transaction agreement entered into among CMC, China Unicom, China Telecom, China Reform Corporation and China Tower in relation to the Transaction on 14 October 2015, all conditions precedent have been satisfied and completion of the transactions contemplated under the Transaction Agreement has occurred on 31 October 2015 (the “Completion Date”). Therefore, from the day when China Tower issues new shares to CMC, China Unicom, China Telecom and China Reform Corporation pursuant to the Transaction Agreement, China Tower will be owned by CMC, China Unicom, China Telecom and China Reform Corporation as to 38.0%, 28.1%, 27.9% and 6.0%, respectively.

CMC plans to lease the relevant assets from China Tower upon completion of the Transaction. At present, CMC and China Tower are in negotiation on the related assets leasing fees. In order to ensure the business operations of CMC will not be interrupted, from the day following the Completion Date, CMC has the right to continue to use the relevant telecommunications towers assets. Once CMC and China Tower have agreed on the related assets leasing fees, CMC shall pay the related assets leasing fees calculated from the day following the Completion Date.

By Order of the Board China Mobile Limited Shang Bing Chairman

Hong Kong, 2 November 2015

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Xue Taohai, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

A-1